Exhibit B

Additional Data points for SC analysis

SC's judgement regarding its change in estimate was informed by the following data. SC evaluated negative trends, coupled with a forecast of overall TDR portfolio composition which indicated significant growth in the percentage of lower credit quality TDR loans through 2017 (driven primarily by the seasoning of the 2015 origination vintage). The conclusion to change accrual status and record cash received on a cost recovery basis was necessary since these new TDR vintage pools were not expected to perform as well as earlier dated pools.

Given the timing of SC's decision (Q1 2017) and relative to the most recent data available at that time (trends emerging in middle to late 2016), to operationalize this change in estimate SC determined that loans designated as TDRs post January 1, 2017 that are 60 days delinquent at the time of the TDR or are modified a third time, will no longer meet the reasonable collectability expectations and should be placed on non-accrual and cost recovery status for reporting purposes. The date of January 1 was coincidental to the timing of the analysis and related data.

Table 1: Data represents the Dec 2014, Dec 2015, Dec 2016 TDR vintages observed six months after the TDR event. We used this data to initially inform us as to the types of modifications that create the TDR, and the basis of accrual for the upcoming TDR Vintage. Note the performance rate above 80% for each static pool.

Analysis – Interest is Reasonably Assured	Dec 2014 TDR vintage (performance observed in 2015)		Dec 2015 TDR vintage (performance observed in 2016)		Dec 2016 TDR vintage (performance observed in 2017)	
TDR driver	% of TDR in this category	6-Month Performance Rate	% of TDR in this category	6-Month Performance Rate	% of TDR in this category	6-Month Performance Rate
Extensions	63%	84%	62%	85%	60%	85%
TRIPP modification	34%	97%	36%	96%	38%	95%
Others	3%	86%	2%	87%	1%	88%
Total	100%	88%	100%	89%	100%	89%

Table 2: Data represents the Dec 2014, Dec 2015, Dec 2016 TDR vintages observed six months after the TDR event, with rows for delinquency status at TDR (exact same population as Table 1.) Our assessment further disaggregates the TDR Vintage performance data by past due status, which informs us further as to what types of criteria have higher risk of performance.

Note collectability thresholds met across all categories, but 61+ performance rates (inclusive of the 90+, which are not material) have been right at the threshold of ~75%.

Page 1 of 4

Privileged and Confidential

Exhibit B

Additional Data points for SC analysis

Analysis – Interest is Reasonably Assured	Dec 2014 TDR vintage (performance observed in 2015)		Dec 2015 TDR vintage (performance observed in 2016)		Dec 2016 TDR vintage (performance observed in 2017)	
Delinquency Status of the loans the day before the loans became a TDR	% of TDR in this category	6-Month Performance Rate	% of TDR in this category	6-Month Performance Rate	% of TDR in this category	6-Month Performance Rate
Current	11%	98%	10%	97%	10%	97%
1-30	35%	96%	41%	95%	39%	94%
31-60	32%	87%	32%	87%	34%	88%
61-90	16%	73%	13%	75%	14%	75%
>90	5%	65%	4%	70%	3%	68%
Total	100%	88%	100%	89%	100%	89%

In a separate analysis, we further disaggregated the TDR loans in the December 2016 TDR vintage[1] to evaluate whether the performance of older origination vintages is masking the performance of the 2015 origination vintage and noted that the performance rate for the 2015 origination vintage was not materially different as a stand-alone factor.

Table 3: Monthly 2014 - 2016 TDR vintage showing average original FICO and original LFS score. Note the significant dip in average FICO score and LFS[2] in monthly TDR vintages starting mid-2016[3]. This indicated that the new TDRs were a higher credit risk on average.

We used this data to inform us as to the underlying credit risks inherent in each TDR Vintage. These risks inform our view of qualitative factors in consideration of our accrual determinations for the TDR vintage. The highlighted points, which is the conclusion of the solid lines, reflects the data we had available when we formed our estimate specific to the 2017 TDR Vintage. The future periods reflect actual performance subsequent to when we changed our estimate for the 2017 TDR Vintage.

[1] December 2015 TDR vintage included an immaterial amount of loans that were originated in 2015 and therefore we performed this analysis only for December 2016 TDR vintage

[2] LFS is an SC proprietary calculation utilized by Company to assess the credit quality of a particular loan. It is driven by relevant credit metrics (i.e. FICO, LTV, etc.). Lower LFS scores generally represent lower credit quality loans.

[3] March 2016 information was the most recent information available at the time the decision to make the change was made, since we analyzed performance 6 months and/or 12 months after the event.

Page 2 of 4

Privileged and Confidential

Exhibit B

Additional Data points for SC analysis



TDR Monthly Vintage - credit metric
540
520
500
480
201501
201502
201503
201504
201505
201506
201507
201508
201509
201510
201511
201512
201601
201602
201603
201604
201605
201606
201607
201608
201609
201610
201611
201612
FICO
LFS

Table 4: Data represents third deferrals, by monthly TDR vintage and showing performance 6 and 12 months later. Our assessment further disaggregates the TDR performance, irrespective of TDR Vintage, to assess instances of a third deferral. This informs us further as to whether existing TDRs are paying even if they receive another modification as a TDR (i.e. are losses being delayed or are borrowers honoring their terms.) While the collectability is above 75% for all vintages, note the significant dip in performance rates early in 2016 as compared to prior periods; the company had this data at the time of the 2017 change in estimate. The dotted lines reflect data now available based on actual performance; this data was obtained subsequent to the change in estimate.



Analysis of TDRs that received third instance of deferral
Performance rate
84%
82%
80%
78%
76%
74%
92%
90%
88%
86%
84%
82%
201501
201502
201503
201504
201505
201506
201507
201508
201509
201510
201511
201512
201601
201602
201603
201604
201605
201606
201607
201608
201609
201610
201611
201612
12 months
6 months

Month of TDR's Third Deferral, Performance observed 6 and 12 months later

Represents the month in which the TDR loans received a third instance of deferral and its performance rate six and 12 months after the third instance of deferral.

Page 3 of 4

Privileged and Confidential

Exhibit B Additional Data points for SC analysis In a separate analysis, we further disaggregated the TDR loans that received a third instance of extension, starting January 20164, to evaluate whether the performance of older origination vintages is masking the performance of the 2015 origination vintage and noted that the performance rate for the 2015 origination vintage was not materially different as a stand-alone factor. In summary, while the quantitative data was not indicative of an absolute breach in SC’s established thresholds, qualitatively the deteriorating credit quality indicators of FICO and LFS scores, coupled with the downturn in third deferrals, required SC to take action. To operationalize the emergence of this increased risk, management concluded that the loans already 60 days past due at time of TDR could breach the 75% probability threshold, and that loans receiving a third deferral could continue to deteriorate, hence a nonaccrual and cost recovery determination for these loans was a reasonable proxy to address the increased risk. 4 Prior to January 2016, total TDR portfolio included an immaterial amount of loans that were originated in 2015 and therefore we performed this analysis for the months starting January 2016. Page 4 of 4 Privileged and Confidential